SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECO ENERGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Equity Security Units
(Title of Class of Securities)

872375209
(CUSIP Number of Class of Securities)

David E. Schwartz, Esq.
Secretary
TECO Energy, Inc.
702 North Franklin Street
Tampa, Florida 33602
(813) 228-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a Copy to:

Stanley Keller, Esq.	Michael J. Schiavone, Esq.
Palmer & Dodge LLP	Shearman & Sterling LLP
111 Huntington Avenue	599 Lexington Avenue
Boston, Massachusetts 02199	New York, New York 10022
(617) 239-0100	(212) 848-4000

CALCULATION OF FILING FEE

Transaction
valuation*	Amount of filing fee**
$204,732,900	$25,939.66

*	Estimated solely for the purpose of calculating the registration fee and based on the difference between (a) the product of (i) $12.85, which is the average of the high and low prices per unit of the Registrant’s normal units as reported on the New York Stock Exchange on July 26, 2004, and (ii) 17,865,000, which represents the maximum number of normal units sought in the early settlement offer, and (b) $24,832,350, which represents the maximum aggregate amount of cash to be paid by the Registrant in the early settlement offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $126.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25,939.66	Filing party:	TECO Energy, Inc.
Form or Registration No.:	Form S-4 (File No. 333-117701)	Date filed:	July 28, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 Tender Offer Statement on Schedule TO (“Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2004 by TECO Energy, Inc., a Florida corporation (the “Company”), and relates to an offer by the Company to exchange 0.9509 shares of the Company’s common stock plus $1.39 in cash for each validly tendered and accepted 9.50% Adjustable Conversion-Rate Equity Security Unit in the form of a normal unit, up to an aggregate of 17,865,000 normal units (the “Early Settlement Offer”), on the terms and subject to the conditions described in the early settlement offer prospectus (as amended, the “Early Settlement Offer Prospectus”), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4, as amended (SEC File No. 333-117701) relating to the shares of common stock to be issued to shareholders in the Early Settlement Offer (as amended, the “Registration Statement”). A purchase contract is a component of each of the equity security units, and the exchange of the equity security units will effect an early settlement of the purchase contracts. Also, as a result of the exchange, the trust preferred securities that are currently pledged to secure the settlement of the purchase contracts on January 15, 2005 will no longer be outstanding. The terms and conditions of the Early Settlement Offer are set forth in the Early Settlement Offer Prospectus and the accompanying Letter of Transmittal, which are exhibits (a)(1) and (a)(2) hereto.

The information set forth in the Early Settlement Offer Prospectus, including the exhibits thereto, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Early Settlement Offer Prospectus in the sections titled “Questions and Answers About the Early Settlement Offer” and “Summary—The Early Settlement Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the subject Company is TECO Energy, Inc., a Florida corporation. The address of the Company’s principal executive offices is 702 North Franklin Street, Tampa, Florida 33602. The Company’s telephone number is (813) 228-1111.

     (b) Securities. The information set forth in the Early Settlement Offer Prospectus in the section entitled “Description of Equity Security Units” is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Early Settlement Offer Prospectus in the section entitled “Market for Common Stock and Normal Units” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the issuer.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company.

Name	Position
DuBose Ausley	Director
Sara L. Baldwin	Director
Charles R. Black	President, TECO Wholesale Generation, Inc. and Senior Vice President-Power Generation
William N. Cantrell	President, Tampa Electric, Peoples Gas System and TECO Solutions
Clint E. Childress	Chief Human Resources Officer of Tampa Electric and Senior Vice President-Human Resources and Services of TECO Energy, Inc.
James L. Ferman, Jr.	Director
Gordon L. Gillette	Executive Vice President and Chief Financial Officer
Luis Guinot, Jr.	Director
Sherrill W. Hudson	Chairman and Chief Executive Officer
Sal Litrico	President, TECO Transport
Richard Lehfeldt	Senior Vice President-External Affairs
Sheila M. McDevitt	Senior Vice President-General Counsel
John B. Ramil	President and Chief Operating Officer

Name	Position
Tom L. Rankin	Director
William D. Rockford	Director
J.J. Shackleford	President, TECO Coal
William P. Sovey	Director
J. Thomas Touchton	Director
James O. Welch, Jr.	Director

The address and telephone number of each director and executive officer is: c/o TECO Energy, Inc., 702 North Franklin Street, Tampa, Florida 33602; (813) 228-1111.

ITEM 4. TERMS OF THE TRANSACTION

     (a) Material Terms. The information set forth in the Early Settlement Offer Prospectus in the sections titled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer,” “The Early Settlement Offer—Terms of the Early Settlement Offer,” “The Early Settlement Offer—Expiration Date,” “The Early Settlement Offer—Extension, Delay in Acceptance, Amendment or Termination,” “The Early Settlement Offer—Withdrawals of Tenders,” “The Early Settlement Offer—Procedures for Tendering Normal Units,” “The Early Settlement Offer—Acceptance; Exchange of Normal Units,” “The Early Settlement Offer—Priority of Exchanges and Proration,” “Description of Capital Stock—Common Stock,” “Description of the Equity Security Units,” “Comparison of Rights Between the Normal Units and Our Common Stock,” “The Early Settlement Offer—Accounting Treatment,” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

     (b) Purchases. The information set forth in the Early Settlement Offer Prospectus in the section titled “Description of the Equity Security Units—Interest of Directors and Officers; Current Transactions Concerning the Equity Security Units” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Equity Security Units:

Sixth Supplemental Indenture dated as of January 15, 2002 between TECO Energy, Inc. and The Bank of New York, as trustee; Purchase Contract Agreement between TECO Energy, Inc. and The Bank Of New York, as Purchase Contract Agent, dated as of January 15, 2002; form of Normal Units Certificate issued by TECO Energy, Inc.; Amended and Restated Trust Agreement of TECO Capital Trust II among TECO Funding Company II, LLC, The Bank of New York and the Bank of New York (Delaware), dated as of January 15, 2002; form of Certificate representing Trust Preferred Securities issued by TECO Capital Trust II; Amended and Restated Limited Liability Agreement of TECO Funding Company II, LLC, dated as of January 15, 2002; form of Certificate representing Company Preferred Securities issued by TECO Funding Company II, LLC; Guarantee Agreement by and between TECO Energy, Inc. as Guarantor and The Bank of New York, dated as of January 15, 2002; 5.11% Junior Subordinated Notes due January 15, 2007; form of Remarketing Agreement by and between TECO Energy, Inc. and the Remarketing Agent; Pledge Agreement by TECO Energy, Inc. and The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of New York, as Purchase Contract Agent dated as of January 15, 2002.

The information set forth in the Early Settlement Prospectus in the sections titled “Description of Capital Stock— Anti-Takeover Effects of Our Articles of Incorporation and Bylaws, Florida Law and Our Rights Plan—Rights Plan,” “Description of the Equity Security Units,” “Description of the Purchase Contracts,” “Description of the Trust Preferred Securities,” “Description of the Company Preferred Securities,” “Description of the Guarantee,” “Description of the Subordinated Notes,” and “Description of the Subordinated Notes—Effect of Obligations Under the Subordinated Notes and Guarantee” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes. The information set forth in the Early Settlement Offer Prospectus in the sections titled “Questions and Answers About the Early Settlement Offer—Why are we making the early settlement offer?,” “Summary—The Early Settlement Offer,” and “The Early Settlement Offer—Purpose and Effects of the Early Settlement Offer” is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Early Settlement Offer Prospectus in the sections titled “Questions and Answers About the Early Settlement Offer—What do we intend to do with the normal units that are tendered in the early settlement offer?,” “Summary—The Early Settlement Offer” and “The Early Settlement Offer—Terms of the Early Settlement Offer” is incorporated herein by reference.

     (c) Plans. The information set forth in the Early Settlement Offer Prospectus in the section titled “Summary—TECO Energy” is incorporated herein by reference. The Company currently has no other plans required to be disclosed pursuant to this Item 6(c).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds. The information set forth in the Early Settlement Offer Prospectus in the sections titled “Summary—The Early Settlement Offer” and “The Early Settlement Offer—Source of Cash to be Paid in the Early Settlement Offer” is incorporated herein by reference.

     (b) Conditions. Not applicable.

     (d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership. The information set forth in the Early Settlement Offer Prospectus in the section titled “Description of the Equity Security Units—Interest of Directors and Officers; Current Transactions Concerning the Equity Security Units” is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Early Settlement Offer Prospectus in the section titled “Description of the Equity Security Units—Interest of Directors and Officers; Current Transactions Concerning the Equity Security Units” is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations and Recommendations. The information set forth in the Early Settlement Offer Prospectus in the sections titled “The Early Settlement Offer—Information Agent” and “The Early Settlement Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     (a) Financial Information. The information set forth in the Early Settlement Offer Prospectus in the sections titled “Where You Can Find More Information” and “Selected Consolidated Historical Financial Data” is incorporated herein by reference. The Company’s (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and filed on March 15, 2004, as amended by Amendment No. 1 on Form 10-K/A filed on May 12, 2004 and, (b) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and filed on May 7, 2004 and (c) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 and filed on August 6, 2004 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

     (b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Early Settlement Offer Prospectus in the section titled “The Early Settlement Offer—Conditions to the Early Settlement Offer” is incorporated herein by reference.

     (b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)	Early Settlement Offer Prospectus, dated July 28, 2004 (as amended on August 19, 2004)—incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on August 19, 2004.
(a)(2)	Form of Letter of Transmittal—incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(3)	Form of Letter to Registered Holders and Depository Trust Company Participants—incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(4)	Form of Letter to Clients—incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(5)	Form of Letter to Holders of 9.50% Adjustable Conversion-Rate Equity Security Units—incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(6)	Press Release, dated July 28, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	Not applicable.
(d)(1)	Sixth Supplemental Indenture dated as of January 15, 2002 between TECO Energy, Inc. and The Bank of New York—incorporated herein by reference to Exhibit 4.28 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(2)	Purchase Contract Agreement between TECO Energy, Inc. and The Bank Of New York, as Purchase Contract Agent, dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.29 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(3)	Form of Normal Units Certificate issued by TECO Energy, Inc.—incorporated herein by reference to Exhibit 4.30 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(4)	Amended and Restated Trust Agreement of TECO Capital Trust II among TECO Funding Company II, LLC, The Bank of New York and The Bank of New York (Delaware) dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.31 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(5)	Form of Certificate representing Trust Preferred Securities issued by TECO Capital Trust II—incorporated herein by reference to Exhibit 4.32 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(6)	Amended and Restated Limited Liability Agreement of TECO Funding Company II, LLC dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.33 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(7)	Form of Certificate representing Company Preferred Securities issued by TECO Funding Company II, LLC—incorporated herein by reference to Exhibit 4.34 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(8)	Guarantee Agreement by and between TECO Energy, Inc. as Guarantor and The Bank of New York dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.35 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(9)	5.11% Junior Subordinated Notes due January 15, 2007—incorporated herein by reference to Exhibit 4.36 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(10)	Form of Remarketing Agreement by and between TECO Energy, Inc. and the Remarketing Agent—incorporated herein by reference to Exhibit 4.37 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(11)	Pledge Agreement among TECO Energy, Inc., The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of New York, as Purchase Contract Agent dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.38 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(g)	Not applicable.
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP—incorporated by reference to Exhibit 8.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on August 19, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     (a) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TECO ENERGY, INC.

/s/ GORDON L. GILLETTE
Gordon L. Gillette
Executive Vice President and Chief Financial Officer

Date: August 19, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Early Settlement Offer Prospectus, dated July 28, 2004 (as amended on August 19, 2004)—incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on August 19, 2004.
(a)(2)	Form of Letter of Transmittal—incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(3)	Form of Letter to Registered Holders and Depository Trust Company Participants—incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(4)	Form of Letter to Clients—incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(5)	Form of Letter to Holders of 9.50% Adjustable Conversion-Rate Equity Security Units—incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(6)	Press Release, dated July 28, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	Not applicable.
(d)(1)	Sixth Supplemental Indenture dated as of January 15, 2002 between TECO Energy, Inc. and The Bank of New York—incorporated herein by reference to Exhibit 4.28 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(2)	Purchase Contract Agreement between TECO Energy, Inc. and The Bank Of New York, as Purchase Contract Agent, dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.29 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(3)	Form of Normal Units Certificate issued by TECO Energy, Inc.—incorporated herein by reference to Exhibit 4.30 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(4)	Amended and Restated Trust Agreement of TECO Capital Trust II among TECO Funding Company II, LLC, The Bank of New York and The Bank of New York (Delaware) dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.31 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(5)	Form of Certificate representing Trust Preferred Securities issued by TECO Capital Trust II—incorporated herein by reference to Exhibit 4.32 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(6)	Amended and Restated Limited Liability Agreement of TECO Funding Company II, LLC dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.33 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(7)	Form of Certificate representing Company Preferred Securities issued by TECO Funding Company II, LLC—incorporated herein by reference to Exhibit 4.34 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(8)	Guarantee Agreement by and between TECO Energy, Inc. as Guarantor and The Bank of New York dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.35 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(9)	5.11% Junior Subordinated Notes due January 15, 2007—incorporated herein by reference to Exhibit 4.36 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(10)	Form of Remarketing Agreement by and between TECO Energy, Inc. and the Remarketing Agent—incorporated herein by reference to Exhibit 4.37 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(11)	Pledge Agreement among TECO Energy, Inc., The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of New York, as Purchase Contract Agent dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.38 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(g)	Not applicable.
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP—incorporated by reference to Exhibit 8.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on August 19, 2004.